METALLA ACQUIRES ROYALTY ON OZ MINERALS CENTROGOLD PROJECT

FOR IMMEDIATE RELEASE	NYSE AMERICAN: MTA TSXV: MTA
March 16, 2021

All Currency is in United States (US$) dollars unless otherwise noted

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (NYSE American: MTA) (TSXV: MTA) is pleased to announce that it has entered into a purchase and sale agreement to acquire an existing 1-2% net smelter return royalty (the "Royalty") on OZ Minerals' ("OZ Minerals")(ASX: OZL) CentroGold Project ("CentroGold") from Jaguar Mining (TSX: JAG). The purchase price includes an upfront payment of $7 million in cash payable by Metalla at closing and up to $11 million in contingent post-closing payments, consisting of common shares of Metalla and cash upon the achievement of certain milestones relating to CentroGold.

Brett Heath, President & CEO of Metalla commented, "We are pleased to acquire another accretive royalty on a large development project that covers over 2 million ounces of gold.(4) The  CentroGold project has a highly prospective land package that covers over 1,200 square kilometers within a proven geological gold belt in northern Brazil. The CentroGold project is being advanced by Australian based major producer OZ Minerals with a significant presence in Brazil operating the Pedra Branca and Antas mine. We believe the CentroGold project has a strong potential for growth with significant exploration upside."

CENTROGOLD PROJECT(1)(2)(3)

CentroGold is located in the Gurupi geological province in the state of Maranhão, between the Carajas mining district and the Atlantic coast. It is one of the largest undeveloped gold projects in Brazil operated by OZ Minerals with three main open pit deposits: Blanket, Contact, and Chega Tudo. The recent Pre-Feasibility Study outlined a seven-year life of mine operation where production in the first two years is expected to average 190Koz to 210Koz gold annually and 145Koz to 165Koz ounces per year over the first six years with an expected ~1.1Moz of total production excluding Chega Tudo. OZ Minerals expects to complete an updated Feasibility Study on the project over the next two years with the potential addition of the Chega Tudo deposit and production expected to begin in 2024.

CentroGold Blanket & Contact Reserve & Resource Estimate (1)(2)(3)(5)(6)(7)

Reserve & Resource Estimate
	Tonnes	Gold
	(000's)	(g/t)	(Koz)
Proven & Probable Reserves	20,000	1.7	1,100
Indicated Resources	21,000	1.9	1,300
Inferred Resources	7,300	1.8	410
Total Resources	28,300	1.9	1,700

The CentroGold Contact and Blanket deposits remain open at depth and the expansive land package presents a great deal of exploration potential including eight identified targets that may yield complimentary satellite deposits. The current mine plan does not include the Chega Tudo deposit, approximately eight kilometers to the west of the Contact & Blanket deposits. Chega Tudo is the third near surface deposit which provides near-term potential to extend the mine plan or to expand the production profile at CentroGold. Recent work on the CentroGold project included progression of permitting and environmental licensing with regional exploration efforts focused on trenching and sampling the eight other known targets in the CentroGold land package, specifically Mandiocal and Sequeiro. In 2021, Oz Minerals expects to continue permitting and environmental licensing efforts and begin an expanded drill program on the CentroGold project and several exploration targets including an update to the Mineral Resource and Ore Reserve estimate.

CentroGold Chega Tudo Resource Estimate (1)(2)(3)(4)(5)(6)(7)

Resource Estimate
	Tonnes	Gold
	(000's)	(g/t)	(Koz)
Indicated Resources	8,200	1.6	425
Inferred Resources	3,100	1.5	152
Total Resources	11,300	1.6	577

ROYALTY MAP(1)

The royalty property covers the bulk of the CentroGold project with more than 120,000 hectares of the land package surrounding the deposits which includes several prospects.

TRANSACTION STRUCTURE

The Royalty is a 1% NSR on the first 500Koz of gold production, 2% NSR on the next 1Moz of gold production, and reverts to a 1% NSR royalty on gold production thereafter in perpetuity.

Metalla has agreed to acquire the Royalty from Jaguar for a total purchase price of up to $18 million upon achievement of two milestones relating to the CentroGold project. Metalla will satisfy the upfront payment of $7 million in cash upon closing.

The first milestone will be triggered upon grant of all project licenses, the lifting or extinguishment of the injunction imposed on the CentoGold project with no pending appeals and, if necessary, the completion of any and all community relocations. The first milestone payment will be satisfied by Metalla issuing common shares with a value of $7 million priced at the fifteen (15) trading day volume-weighted average price on the NYSE American on a date that is within 120 days following completion of the trigger.

The second milestone will be triggered upon the CentroGold project achieving commercial production and will be satisfied by Metalla through a $4 million payment in cash.

The transaction is subject to other customary closing conditions, including confirmatory due diligence. The transaction is expected to close in the first quarter of 2021.

QUALIFIED PERSON

The technical information contained in this news release has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and the Ordre des Géologues du Québec and a consultant to Metalla. Mr. Beaudry is a Qualified Person as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects.

ABOUT METALLA

Metalla was created for the purpose of providing shareholders with leveraged precious metal exposure by acquiring royalties and streams. Our goal is to increase share value by accumulating a diversified portfolio of royalties and streams with attractive returns. Our strong foundation of current and future cash-generating asset base, combined with an experienced team, gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com.

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

signed "Brett Heath"

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, President & CEO

Phone: 604-696-0741

Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email:  kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSXV nor it's Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this release.

Notes:

(1) For details on the estimation of mineral resources and reserves, including the key assumptions, parameters and methods used to estimate the Mineral Resources and Mineral Reserves, Canadian investors should refer to the ASX JORC Code Technical Reports for CentroGold and on file at www.asx.com.au and the Oz Minerals 2020 Annual Report.(2) See Oz Minerals December 2020 Quarterly Report Presentation.

(3) See technical report titled "Gurupi province potential strengthened on CentroGold Pre-Feasibility Study" dated July 11, 2019 and report titled "CentroGold Project Combined 'Blanket' and 'Contact' Mineral Resource as at 06 May 2019 and Ore Reserve as at 24 June 2019 Statement".

(4) See Avanco Copper Chega Tudo ASX technical report titled "CentroGold Resources Increase 45% and Exceeds 1.8 Million Ounces" dated November 13 2017.

(5) Numbers may not add due to rounding.

(6) Mineral resources which are not mineral reserves do not have demonstrated economic viability.

(7) Mineral resources are inclusive of mineral reserves.

TECHNICAL AND THIRD-PARTY INFORMATION

Except where otherwise stated, the disclosure in this press release relating to CentroGold is based on information publicly disclosed by the owners or operators of this property and information/data available in the public domain as at the date hereof and none of this information has been independently verified by Metalla. Specifically, as a royalty holder, Metalla has limited, if any, access to the property subject to the Royalty. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by the operator may relate to a larger property than the area covered by Metalla's Royalty interest. Metalla's royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this press release, including any references to mineral resources or mineral reserves, was prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101"), which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC")  applicable to U.S. domestic issuers. Accordingly, the scientific and technical information contained or referenced in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

"Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements and information include, but are not limited to, statements with respect to  future exploration, development, production, recoveries, cash flow and costs at CentroGold; the completion of the updated Feasibility Study at CentroGold; the completion of permitting and environmental licensing efforts at CentroGold; the commencement of an expanded drilling program at CentroGold; the potential extension of the mine plan or expansion of the production profile at CentroGold; the future update to the Mineral Resources and Ore Reserve estimate at CentroGold; the future achievement of the two milestones relating to CentroGold including the future resolution of the litigation relating to CentroGold, all applicable project licenses for CentroGold being issued and/or reinstated, and commercial production at CentroGold; the future closing of the transaction and completion of the customary closing conditions, including confirmatory due diligence; the profitability margins achieved at CentroGold, other anticipated or possible future developments at CentroGold and the properties on which the Company currently holds royalty and stream interests or relating to the companies owning or operating such properties; that the acquisition will be accretive; current and potential future estimates of mineral reserves and resources, the future value of the Company's stock on the stock exchanges, future cash generation and the Company's potential to become a leading gold and silver company. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the risk that the parties may be unable to satisfy the closing conditions for the contemplated transactions or that the transactions may not be completed; risks associated with the impact of general business and economic conditions; the absence of control over mining operations from which Metalla will purchase precious metals or from which it will receive stream or royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; regulatory, political or economic developments in any of the countries where properties in which Metalla holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Metalla holds a royalty or stream or other interest, including changes in the ownership and control of such operators; risks related to global pandemics, including the novel coronavirus (COVID-19) global health pandemic, and the spread of other viruses or pathogens; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Metalla; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Metalla holds a royalty, stream or other interest; the volatility of the stock market; competition; future sales or issuances of debt or equity securities; use of proceeds; dividend policy and future payment of dividends; liquidity; market for securities; enforcement of civil judgments; and risks relating to Metalla potentially being a passive foreign investment company within the meaning of U.S. federal tax laws; and the other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent annual information form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Metalla undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.